Exhibit 99.3

Financial Statements

Perdigão S.A.

Years ended December 31, 2004 and 2003

with Report of Independent Auditors

Free translation into English of the Independent Auditors Report on financial statements prepared in Brazilian reais in accordance with the accounting practices adopted in Brazil

INDEPENDENT AUDITORS’ REPORT

To the Management and Shareholders of

Perdigão S.A.

We have audited the accompanying individual balance sheets of Perdigão S.A. (Company) and the consolidated balance sheets of Perdigão S.A. and subsidiaries (Consolidated) as of December 31, 2004 and 2003, prepared in Brazilian currency, and the related individual and consolidated statements of income, shareholders’ equity and changes in financial position for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements.

 We have conducted our audits in accordance with generally accepted auditing standards in Brazil and comprised:  (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries;  (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and  (c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the individual financial position of Perdigão S.A. and the consolidated financial position of Perdigão S.A. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations, the changes in their shareholders’ equity and the changes in their financial position for the years then ended, in conformity with the accounting practices adopted in Brazil..

São Paulo, February 11, 2005

ERNST & YOUNG

Auditores Independentes S.S.

CRC SP015199/O-6

Luiz Carlos Passetti

Accountant CRC-1-SP-144343/O-3-SC-S-SP

PERDIGÃO S.A. AND SUBSIDIARIES

BALANCE SHEETS

As of December 31, 2004 and 2003

(in thousands of Reais)

	Company		Consolidated
	2004	2003	2004	2003
ASSETS
CURRENT ASSETS:
Cash	61	48	12,349	10,955
Short term cash investments	—	—	260,719	637,565
Trade accounts receivable	—	—	244,674	153,010
Dividends and interest on shareholders’ equity	39,143	30,600	—	—
Inventories	—	—	580,580	680,853
Recoverable taxes	11,993	4,947	90,781	92,725
Deferred taxes	9	—	18,873	20,209
Other receivables	240	241	60,806	71,269
	51,446	35,836	1,268,782	1,666,586
NONCURRENT ASSETS:
Long-term cash investments	—	—	134,010	5,728
Accounts receivable	—	—	39,756	24,765
Recoverable taxes	—	—	27,663	29,961
Deferred taxes	238	241	31,710	41,554
Escrow deposits	—	—	16,307	13,261
Notes receivable	—	—	10,439	8,859
Receivable from related parties	—	5,409	—	—
Other receivables	4	30	665	701
	242	5,680	260,550	124,829
PERMANENT ASSETS:
Investment in subsidiaries	961,579	769,588	—	—
Other investments	4	4	488	469
Property, Plant and Equipment	—	—	918,479	914,974
Deferred Items	—	—	76,469	72,150
	961,583	769,592	995,436	987,593

Total Assets	1,013,271	811,108	2,524,768	2,779,008

The explanatory notes are an integral part of the financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

BALANCE SHEETS

As of December 31, 2004 and 2003

(in thousands of Reais)

	Company		Consolidated
	2004	2003	2004	2003
LIABILITIES AND SHAREHOLDERS´EQUITY
CURRENT LIABILITIES:
Loans, financing and debentures	—	—	507,878	811,586
Trade accounts payable	5	2	327,128	323,480
Payroll and related charges	477	368	84,335	63,828
Taxes payable	643	983	28,873	33,290
Dividends and interest on shareholder’s equity-payable	37,603	34,640	37,603	34,640
Profit sharing of management and employees	—	—	32,154	9,441
Payable to related companies	1,728	—	—	—
Other liabilities	—	24	18,903	44,091
	40,456	36,017	1,036,874	1,320,356
NONCURRENT LIABILITIES:
Loans, financing and debentures	—	—	388,335	584,903
Taxes and social charges payable	—	—	16,554	5,539
Deferred taxes	—	—	1,882	2,491
Provision for contingencies	509	509	111,003	102,532
	509	509	517,774	695,465
SHAREHOLDERS’ EQUITY:
Capital paid-in	490,000	490,000	490,000	490,000
Income reserves	483,121	285,397	480,935	274,002
Treasury shares	(815)	(815)	(815)	(815)
	972,306	774,582	970,120	763,187

Total liabilities and shareholders’ equity	1,013,271	811,108	2,524,768	2,779,008

The explanatory notes are an integral part of the financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME

As of December 31, 2004 and 2003

(In thousands of Reais, except earnings per share)

	Company		Consolidated
	2004	2003	2004	2003
GROSS SALES:
Domestic sales	—	—	2,840,057	2.533.101
Export sales	—	—	2,727,234	1.837.865
	—	—	5,567,291	4.370.966
Sales Deductions	—	—	(684,037)	(545.772)
NET SALES	—	—	4,883,254	3.825.194
Cost of Sales	—	—	(3,532,385)	(2.802.321)
GROSS PROFIT	—	—	1,350,869	1.022.873
OPERATING INCOME (EXPENSES):
Selling expenses	—	—	(790,818)	(682.573)
General and administrative expenses	(1,222)	(1,149)	(54,116)	(46.438)
Management Compensation	(2,834)	(2,272)	(7,652)	(6.526)
Financial income (expenses), net	5,698	5,875	(91,786)	(135.398)
Equity pick-up	284,754	130,412	(24,800)	(1.184)
Other operating income (expenses)	47	41	(9,782)	(2.750)
	286,443	132,907	(978,954)	(874.869)
OPERATING INCOME	286,443	132,907	371,915	148.004
Nonoperating expenses	(26)	(1)	(3,480)	(2.596)
PROFIT BEFORE TAXES AND PARTICIPATIONS	286,417	132,906	368,435	145.408
Income tax and social contribution	(7)	(4,243)	(47,334)	(12.427)
Employees’ profit sharing	—	—	(19,060)	(7.504)
Management profit sharing	—	—	(6,422)	(1.930)
NET INCOME	286,410	128,663	295,619	123.547
Earnings per share outstanding at the end of the year – R$	6.43	2.89	—	—

The explanatory notes are an integral part of the financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

As of December 31, 2004 and 2003

(In thousands of Reais)

	Capital Paid-in	Profit Reserves	Treasury	Retained Earnings	Total
			Shares
BALANCES AS OF DECEMBER 31, 2002	490,000	192,734	(815)	—	681,919
Net Income for the year	—	—	—	128,663	128,663
Appropriation of income:
Legal Reserve	—	6,433	—	(6,433)	—
Reserve for capital increase	—	25,733	—	(25,733)	—
Reserve for expansion	—	60,497	—	(60,497)	—
Interest on shareholders’ equity– R$0,80883 per share outstanding at year-end	—	—	—	(36,000)	(36,000)
BALANCES AS OF DECEMBER 31, 2003	490,000	285,397	(815)	—	774,582
Net Income for the year	—	—	—	286,410	286,410
Appropriation of income:
Legal Reserve	—	14,320	—	(14,320)	—
Reserve for capital increase	—	57,282	—	(57,282)	—
Reserve for expansion	—	126,122	—	(126,122)	—
Dividends and interest on shareholders’ equity R$1,99254 per share outstanding at year- end.	—	—	—	(88,686)	(88,686)
BALANCES AS OF DECEMBER 31, 2004	490,000	483,121	(815)	—	972,306

The explanatory notes are an integral part of the financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION

As of December 31, 2004 and 2003

(In thousands of Reais)

	Company		Consolidated
	2004	2003	2004	2003
SOURCES:
From Operations (see below)	1,427	—	434,710	183,070
From long-term financing	—	—	335,431	451,403
Transfer from noncurrent to current assets	—	—	142,935	39,249
Disposal of property, plant and equipment	—	—	15,796	6,460
Loans from subsidiary	5,641	—	—	—
Dividends and interest on shareholders’ equity	92,763	36,000	—	—
Other	26	4	12,244	3,278
	99,857	36,004	941,116	683,460
APPLICATIONS:
Operations (see below)	—	1,845	—	—
Transfer from noncurrent to current liabilities	—	—	525,840	403,699
Long-term investments	—	—	295,402	5,195
Investment	—	4	—	4
Property, plant and equipment	—	—	110,547	74,374
Deferred charges	—	—	19,359	12,970
Dividends and interest on shareholders’ equity	88,686	36,000	88,686	36,000
Other	—	2,619	15,604	178
	88,686	40,468	1,055,438	532,420
INCREASE (DECREASE) IN WORKING CAPITAL:	11,171	(4,464)	(114,322)	151,040
CHANGES IN WORKING CAPITAL:
At the beginning of the year	(181)	4,283	346,230	195,190
At the end of the year	10,990	(181)	231,908	346,230
Increase (decrease) in working capital	11,171	(4,464)	(114,322)	151,040
OPERATING RESOURCES:
Net income for the year	286,410	128,663	295,619	123,547
Depreciation, amortization and depletion	—	—	105,271	98,667
Deferred and recoverable taxes	3	(41)	11,552	(32,832)
Provision for contingencies	—	(1)	398	(30,586)
Net financial charges on long-term items	(232)	(55)	(3,724)	19,302
Equity pick-up	(284,754)	(130,412)	24,800	1,184
Result from disposal and write-off of permanent assets	—	—	904	3,764
Other	—	1	(110)	24
	1,427	(1,845)	434,710	183,070

The explanatory notes are an integral part of the financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2004 and 2003

(In thousands of Reais)

1.                                      BUSINESS CONTEXT

Perdigão S.A., (the Company), is a Holding company and in the operating context of the Perdigão companies its main activities are the raising, production and slaughtering of poultry (chicken, Chester®, turkeys and other) and pork, and the processing and/or sale of frozen products, pasta, vegetables, and soybean derivatives.

Crossban Holdings GmbH with headquarters in Austria is the Holding Company of the following companies abroad: Perdigão International Ltd., Perdix International Foods Comércio Internacional Lda and Perdigão Ásia Pte Ltd. It is responsible for the investments abroad.

Companies Perdigão Agroindustrial S.A. and Perdigão Export Ltd. are directly controlled in full and companies Perdigão UK Ltd., Perdigão Holland B.V., Crossban Holdings GmbH., and PRGA Participações Ltda. are indirectly controlled in full by Perdigão S.A.

The companies PDA Distribuidora de Alimentos Ltda, Highline International Ltd., Perdigão Trading S.A. and BFF International Ltd. are also directly controlled in full and are currently non-operative.

In the General Ordinary and Extraordinary Meeting dated April 6, 2004, company PDA Participações Ltda. with Shareholders´ Equity of R$58.957, was incorporated by its parent company Perdigão Agroindustrial S.A., with no changes in capital stock and number of shares.

As from April 8, 2004, BFF Trading S.A. and as from July 1st, 2004, Perdigão Overseas S.A., have changed their company names to Perdigão Trading S.A. and Perdigão International Ltd., respectively.

2.                                      BASIS FOR PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The financial statements were prepared adopting the same practices as for the previous fiscal year, and are in accordance with the Brazilian Corporate Law and the complementary provisions of the CVM – Comissão de Valores Mobiliários (Brazilian Securities Commission).

3.                                      SUMMARY MAIN ACCOUNTING PRACTICES

a)                                      Cash Investments: Stated at cost plus income earned up to the balance sheet date, with original maturity dates up to twelve months, not in excess of market value (Note 4).

b)                                     Trade Accounts Receivable: stated net of provision for doubtful accounts, this was constituted based on the analysis of outstanding credits, taking into consideration their realization risks, and are in amount considered sufficient by the Company management to cover possible losses on receivables (Note 5).

c)                                      Accounts- Payable and Receivable: assets and liabilities in foreign currency are converted to Reais based on the exchange rate used on the closing date of the balance sheets. Assets and Liabilities are presented in Reais and adjusted based on their respective contractual indexes, and are totally reflected in the results.

d)                                     Inventories: stated at average acquisition or formation costs, not exceeding replacement cost or realizable value (Note 6).

e)                                      Taxes and contributions on income: accounted based on taxable income, in accordance with legislation and tax rates in effect at the place of each company’ headquarters.  Deferred income tax and social contribution were recorded in current or noncurrent assets and noncurrent liabilities as a result of the temporary differences considered when calculating these taxes, as well as on tax losses and negative social contribution base  (Note 8).

f)                                        Investments in subsidiaries: are stated by the equity method and other investments are stated at acquisition cost, reduced to market value, when applicable (Note 9). The financial statements of subsidiaries located abroad were translated into Brazilian reais based on the exchange rate in effect at the closing date of the balance sheet accounts and on the monthly average exchange rate for income statement accounts, applying or adjusting them to the same accounting principles of the parent company.

g)                                     Plant, Property and Equipment: stated at acquisition, formation or construction cost. Depreciations are calculated by the straight-line method, based on the rates mentioned in Note  10 and depletion is stated based on utilization, being charged to production costs or directly to operating results. Interest incurred in new investments on PP&E, when applicable, were allocated to the costs of construction in progress.

h)                                     Deferred charges: Stated at acquisition or formation costs and amortizations are charged to production costs or directly to operating results for the year, based on the rates shown in Note 11.

i)                                         Provision for contingencies: this was calculated based on the analysis of the contingencies, taking into account risks and estimates, and are considered adequate by the Management and the Company’s legal counsel to cover any losses (Note 13).

j)                                         Recognition of Income: in the domestic market income is recognized at the time when the products are delivered, and for export sales recognition is on the date of shipment or when ownership title is transferred to customers after their acceptance of the goods.

k)                                      Profit sharing of management and employees: the Management and employees are entitled to sharing in profits or results; this amount is charged to results (Note 20).

l)                                         Use of estimates: the Company uses estimates in relation to the registration of some assets, liabilities and transactions. Actual results in the future may differ from the estimates included in the financial statements.

m)                                   Consolidation: this includes total assets, liabilities and income and excludes the balances of intercompany assets and liabilities, revenues and expenses, the unrealized income as well as investments in subsidiaries.

n)                                     Recognition of Results: Income and expenses are recognized on the accrual basis.

4.                                      SHORT AND LONG-TERM CASH INVESTMENTS - CONSOLIDATED

	Average annual interest (%).		2004	Earnings per year (%)		2003
Local currency
Cash	—		11,743	—		9,337
Fixed income funds	17.35%		129,951	17.71%		297,441
Bank Deposit Certificates-CDB	17.46%		34,367	15.93%		203,395
			176,061			510,173
Foreign Currency
Cash	—		606	—		1,618
Overnight investments	1.74	%+ev	21,043	0.45	%+ev	75,090
Securities abroad	10.10	%+ev	135,455	11.80	%+ev	12,478
National Treasury Notes - NTN-D	—		—	12.08	%+ev	32,424
Other	2.17	%+ev	73,913	1.22	%+ev	22,465
			231,017			144,075
			407,078			654,248

Short-Term			273,068			648,520
Long-Term			134,010			5,728

The Company keeps investments in foreign currency to reduce devaluation risk related to debts denominated in other currencies that totaled R$453,809 as of December 31, 2004 (R$827,897 as of December 31, 2003) (See also Notes 12 and 15). Maturity dates of these investments vary from March 2005 to May 2014, although they have immediate liquidity. The Company intends to keep these investments up to their maturity dates.

5.                                      TRADE ACCOUNTS - CONSOLIDATED

	2004	2003
Short-Term	528,400	511,128
Advance on Bills of Exchange - ACE	(198,946)	(263,535)
Credit Rights Investment Fund – (FIDC)	(81,890)	(82,206)
Provision for doubtful accounts	(2,890)	(12,377)
	244,674	153,010

Long-Term	22,166	16,928
Provision for doubtful accounts	(11,727)	(8,069)
	10,439	8,859

On September 2003, the Perdigão Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios-FIDC) was constituted, with the participation of Rabobank International Brasil S.A. The fund corresponds to securitization, through contracts for the assignment of credit rights generated by sales of Perdigão Agroindustrial S.A. in the domestic market. The fund equity amounts to R$101,327, of which R$76,362 refer to senior quotas and R$24,965 are subordinated quotas that were subscribed by the issuer. Expected portfolio yield is 95% of the average CDI rate (Interbank Deposit Rate), with term of three years and total amortization at the end of the period, which may be extended for an additional period of three years.

6.                                      INVENTORIES - CONSOLIDATED

	2004	2003
Finished products	185,639	267,333
Products in process	22,128	28,128
Raw materials	37,449	55,296
Secondary and packaging materials	82,365	73,402
Livestock (poultry, turkeys and pork)	243,537	239,482
Advances to suppliers and imports in transit	9,462	17,212
	580,580	680,853

7.                                      RECOVERABLE TAXES

	Company		Consolidated
	2004	2003	2004	2003
State VAT (ICMS tax)	—	—	26,782	31,209
Income Tax	11,993	4,946	48,293	21,344
PIS/COFINS (Federal Taxes to Fund Social Programs)	—	—	34,726	63,767
IPI (Federal VAT)	—	—	6,242	6,250
Other	—	1	2,401	116
	11,993	4,947	118,444	122,686

Short-Term	11,993	4,947	90,781	92,725
Long-Term	—	—	27,663	29,961

ICMS – Tax on the Circulation of Goods and Services (State VAT): due to its exporting activities, the Company accumulates tax credits which are offset with tax debts generated by the sales in the domestic market, or transferred to third parties;

Income Tax: corresponds to withholding tax on cash investments and on interest on shareholder’s equity by the Parent Company which are compensated with IRPJ (Corporate Income Tax) and other federal taxes;

PIS/COFINS: credits mainly related to the non-cumulative calculation of the PIS, in force since December, 2002 and COFINS, as from February 2004, which are compensated with other federal taxes.

8                                         INCOME TAX AND SOCIAL CONTRIBUTION

	Company		Consolidated
	2004	2003	2004	2003
Profit before Income Tax, social contribution and profit-sharing	286,417	132,906	368,435	145,408
Rate – (%)	34.0	34.0	34.0	34.0
Expenses at normal rates	(97,382)	(45,188)	(125,268)	(49,439)
Adjustment of taxes and contributions on:
Statutory Sharing	—	—	7,058	2,725
Interest on shareholders’ equity	637	—	25,842	12,240
Equity pick-up	96,816	44,340	(8,432)	(402)
Difference of tax rates on foreign earnings	—	(3,346)	53,811	23,854
Other Adjustments	(78)	(49)	(345)	(1,405)
Effective Expenses	(7)	(4,243)	(47,334)	(12,427)

Current	(13)	(939)	(36,763)	(18,736)
Deferred	6	(3,304)	(10,571)	6,309

Equity pickup in Crossban Holdings GmbH and other companies abroad, are subject to taxation in their respective countries; adequate provision has been made.

Deferred Income tax and social contribution are as follows:

	Company		Consolidated
	2004	2003	2004	2003
Tax losses	—	—	11,020	21,794
Negative Calculation bases	9	—	7,853	10,620
Provision for contingencies	10	37	14,106	15,207
Other temporary differences	228	204	17,604	14,142
Realizable revaluation reserve	—	—	(402)	(487)
Accelerated depreciation, with incentives	—	—	(1,480)	(2,004)
	247	241	48,701	59,272

Current Asset	9	—	18,873	20,209
Noncurrent Assets	238	241	31,710	41,554
Long-Term Liabilities	—	—	1,882	2,491

The Company Management, based on studies made, expects that deferred tax assets, constituted on tax losses and negative basis of social contribution, may be fully realized next year.

Tax credits constituted on the provisions for contingencies will be realized as the lawsuits  are finally adjudged and, consequently, there are no estimates for realization; thus, they are classified as long-term.

9.                                      INVESTMENT IN SUBSIDIARIES

	Perdigão Agroindustrial S.A.	Perdigão Export Ltd.	Total
			2004	2003
Paid-in capital	496,116	27	—	—
Shareholders’ equity	961,579	—	—	—
Income for the year	283,551	—	—	—
Equity Method investments	961,579	—	961,579	769,588
Investment before equity method	769,588	—	769,588	675,176
Dividends and interest on shareholders’ equity	(92,763)	—	(92,763)	(36,000)
Equity pick-up (Investment in Subsidiaries)	283,551	—	283,551	129,134
Donations, subventions and tax incentives	1,203	—	1,203	1,278
Exchange gain (loss) on indirect investments abroad	—	—	(26,003)	(2,462)

10.                               PROPERTY, PLANT AND EQUIPMENT – CONSOLIDATED

	Annual depreciation rates (%)	Cost Value		Residual Value
		2004	2003	2004	2003
Buildings and betterments	4 to 10	538,157	522,517	391,859	393,474
Machinery and equipment	10 to 20	625,411	583,885	342,712	350,828
Electric and hydraulic installations	10	58,328	50,489	39,171	37,089
Forests and reforestations	Depletion	21,090	17,550	16,890	14,291
Other	10 to 20	22,782	20,746	12,481	11,482
Land		87,035	84,149	87,035	84,149
Construction in Progress		14,396	22,305	14,396	22,305
Prepayments to suppliers		13,935	1,356	13,935	1,356
		1,381,134	1,302,997	918,479	914,974

In 2003, the Company capitalized the amount of R$5,117 related to interest on financing of construction in progress. Interest is being capitalized up to the time of transfer of construction in progress to fixed assets in use, as from which date depreciation is computed at normal depreciation rates. There was no capitalization of interest in 2004.

Forecasted investments in the capital expenditure budget for 2005, shown below, will be made with own resources and those obtained from financial institutions.

New projects for the current industrial plants and commercial area	46,200
New industrial complex in Mineiros-GO (Araguaia Project)	34,000
Automation, production and improvement projects for the industrial plants, commercial and administrative areas	69,800
150,000

11.                               DEFERRED CHARGES -  CONSOLIDATED

	Annual amortization rate (%)	Cost Value		Residual Value
		2004	2003	2004	2003
Preoperating expenses at the RioVerde Plant (Goiás)	10	59,354	59,354	43,485	49,418
Implementation of integrated management systems	20	14,686	24,547	8,071	5,370
Projects for improvement of administrative processes	—	12,330	206	12,330	206
Premium on equity acquisition	20	18,888	18,888	4,280	8,058
Other	Various	11,190	10,019	8,303	9,098
		116,448	113,014	76,469	72,150

The realization of the premium on the acquisition of Frigorífico Batávia S.A., merged into subsidiary Perdigão Agroindustrial S.A. on March 26, 2001, is based on the expectation of future profitability, estimated over a 5-year period.

12.                               LOANS, FINANCING AND DEBENTURES - CONSOLIDATED

Funding Line	Annual Charges (%)	2004	Annual Charges (%)	2003
Short-Term
Local currency
Production (EGF)	8.75%	86,278	8.75%	142,111
Working capital	—	—	4.00% + TJLP	14,590
		86,278		156,701
Foreign Currency
Net swap balance	% CDI vs ev (US$ and other currencies)	29,258	%CDI vs ev (US$ and other currencies)	82,955
Working Capital	3.47% + ev (US$)	26,549	3.74% + ev (US$)	29,375
Export Advance Contracts (ACC)	2.90% + ev (US$)	16,884	2.68% + ev (US$)	227,397
		72,691		339,727
Sub-total		158,969		496,428
Long-Term Installments		348.909		315.158
Total Short-Term		507.878		811.586

Funding Line	Annual Charges (%)	2004	Annual Charges (%)	2003

Long-Term
Local currency
Working Capital	4.05% + TJLP	195,238	4.22% + TJLP	192,873
PP&E	2.08% + TJLP	105,313	2.55% + TJLP	150,698
Debentures	6.00% + TJLP	55,575	6.00% + TJLP	68,320
		356,126		411,891
Foreign Currency
Working Capital	4.69% + ev (US$ and other currencies)	144,773	7.04% + ev (US$ and other currencies)	42,890
Export Prepayment	6.30% + ev (US$)	208,979	5.04% + ev (US$)	357,562
Export Advance Contract (ACC)	3.11% + ev (US$)	18,700	6.09% + ev (US$)	73,909
PP&E	11.00% + ev (US$ and other currencies)	8,666	10,29% + ev (US$ and other currencies)	13,809
		381,118		488,170
Sub-total		737,244		900,061
Short-Term Installments		(348,909)		(315,158)
Total Long-Term		388,335		584,903

Long-Term debt installments have the following maturity dates:

Years	2004
2006	207,295
2007	98,802
2008	13,455
2009	12,594
2010 to 2043	56,189
388,335

As of December 31, 2004 and 2003, average weighted rates of interest for Short-Term financing are 6.91% and 5,10%, respectively.

Loans in the amount of R$129,240 (R$182,770 as of December 31, 2003) are guaranteed by chattel mortgage, mortgage and pledge of assets, and the remaining by suretyships offered by Perdigão S.A..

Perdigão Agroindustrial S.A. and its subsidiaries have loans granted by a group of banks for future exports. Customers abroad pay the invoices directly to these banks. These loan agreements have grace periods of 12 to 18 months and their maturity dates are from January of 2005 to December 2007.

Subsidiary Perdigão Agroindustrial S.A has a loan agreement with International Finance Corporation – IFC, with final maturity on July 15, 2005, for the current amount of R$11,872 (R$25,755 as of December 31, 2003). As of December 31, 2004, the Company was in full performance of all contractual clauses related to the following financial indices: i) current liquidity rate: 1.2; ii) long-term loans ratio to shareholders’ equity not higher than 60:40, and iii) coverage rate for debt service not less than 1.25.

Subsidiary Perdigão Agroindustrial S.A. issued 81,950 single debentures, fully paid-up between

June 30, 1998 and November 21, 2000, to the National Bank for the Economic and Social Development (BNDES) at the nominal unit value of R$ 1 and redemption term from June 15, 2001 to June 15, 2010; as of December 31, 2004, 38,488 debentures were redeemed of which 11,707 in 2004.

The financial liabilities of the Company are secured by R$695,144 (R$767,680 in 2003) through guarantees of Perdigão S.A., R$670,387 (R$633,419 as of December 31, 2003) mortgage of properties and guarantees, R$390 (R$1,830 as of December 31, 2003) fiduciary liens as collateral for loans, financing and debentures and R$79,656 (R$96,137 as of December 31, 2003) in chattel mortgages for other liabilities.

13.                               PROVISION FOR CONTINGENCIES  –  CONSOLIDATED

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”.

The provision constituted by the Company in its financial statements relating to such proceedings fairly reflect the probable estimated losses as decided by the Management, based on the analysis of its legal counsel.

It is the Management’s opinion that there is no legal dispute in which the Company or any of its subsidiaries are involved with, or to which any of its assets is subject to, that is not duly provisioned, or which, jointly or individually, may have relevant adverse effects on the operating results or on the Company’s financial situation.

Provisions were constituted as follows:

	2004	2003
Tax Contingencies :
ICMS (VAT tax) (a)	3,773	5,838
Income tax and social contribution (b)	37,742	34,504
Others (c)	50,916	43,661
	92,431	84,003
Labor lawsuits (d)	11,144	7,927
Civil, commercial and others:
Indemnity claims – illness or accidents (e)	4,552	7,573
Others (f)	2,876	3,029
	7,428	10,602
	111,003	102,532

a)                                      Some units of the Company are taking administrative and judicial actions, regarding issues involving some credits; these have been provisioned based on the opinion of the Company’s legal counsel.

b)                                     Based on an injunction, the Company recognized the special adjustment for inflation for July and August of 1994 (42.76%), when there was a change in the Brazilian currency in use at the time. The Company considered this adjustment for inflation deductible for Income Tax and social contribution calculation purposes, since it was no more than the recovery of inflation losses. However, the Brazilian law has not recognized this loss. This matter has not been reviewed by the Federal Supreme Court, but based on its legal counsel the Company recognized this contingency for its total value.

c)                                      This refers to the judicial claim against payment of the following taxes: PIS - Programa de Integração Social (a tax charged on financial income to fund social programs), COFINS - Contribuição para Financiamento da Seguridade Social (a tax charged on financial income to fund social security) and the increase from 2% to 3% in the rate charged on the CPMF –  Contribuição Provisória sobre Movimentação Financeira (Provisional Contribution on Financial Operations) on exports income, INCRA – Instituto Nacional de Colonização e Reforma Agrária, SEBRAE – Serviço Brasileiro de Apoio às Micro e Pequenas Empresas, on payroll, among others. There are 204 lawsuits totaling R$329,674 (209 proceedings for a total of R$303,728 as of December 31, 2003) with individual values ranging from R$0.05 to R$38,822 for which provision has been made based on the opinion of the Company’s legal counsel.

d)                                     The Company and its subsidiaries have 755 individual labor claims totaling R$157,431 (763 individual claims totaling R$149,294 as of December 31, 2003), mainly related to overtime and salary inflation adjustments demanded for the periods prior to the institution of the Real (R$). Based on past history of payments and on the opinion of the Company’s legal counsel, the provision of R$11,144 (R$7,927 as of December 31, 2003) is deemed sufficient to cover possible losses.

e)                                      These are mainly related to lawsuits claiming occupational diseases or work-related accidents resulting from working in the Company’s plants. According to the Company’s legal counsel, original claims of the employees shall be reduced to 70% to 80%, in some cases. Claims total R$55,077 (R$46,404 as of December 31, 2003) and provision will be established after decision at the lower court.

f)                                        This refers to the following cases: traffic accidents, property damage, physical casualties and other. There are 610 cases totaling R$65,548 and some claim individual values up to R$24,766 (507 cases totaling R$57,186 with some individual claims valued at R$22,032 as of December 31, 2003) for which the provision for losses is based on the opinion of our legal counsel. The Company is part of a legal proceeding in which an eventual breach of contractual clause is in discussion and it is still not possible to estimate a value as yet. Management does not expect to incur significant losses.

For all legal disputes in progress, the Company and its subsidiaries have escrow deposits totaling R$16,307 (R$13,261 as of December 31, 2003), stated under Long-Term Receivables.

14.                               SHAREHOLDERS’EQUITY

a)                                      Capital Stock:

As of December 31 of 2004  the capital stock was composed of 44,652,384 registered, no par-value shares, of which 15,471,957 are common shares and 29,180,427 preferred shares. Foreign investors hold 36,208 common shares (36,808 as of December 31, 2003) and 7,213,421 preferred shares (5,591,952 as of December 31, 2003) out of which 1,598,360 preferred shares (840,760 as of December 31, 2003) are represented by 799,180 (420,380 as of December 31,  2003) ADRs.

The Company holds 143,495 shares of its own issue in treasury, acquired in prior years with resources originating from income reserves, at the average cost of five reais and sixty-eight cents (R$ 5,68) per share, for future disposal or cancellation.

The Company is authorized to increase its capital stock, irrespective of amendment of its bylaws, up to the limit of 60,000,000 shares, of which 20,040,000 are to be common shares and 39,960,000 preferred shares.

b)                                     Appropriation of income

According to the Company’s Bylaws and the Corporate Law, the proposed distribution of net income by the Management, subject to the approval of the Shareholders’ General Meeting is as follows:

b.1) Legal Reserve: 5% of the net income for the year, limited to 20% of the capital stock.

b.2) Dividends and interest on shareholders’ equity: Article 9 of Law No. 9,249, dated December 26, 1995, allowed to deduct from the profits, for income tax and social contribution purposes, the interest paid on shareholders’ equity paid or credited to the shareholders, provided such interest is calculated on Shareholders’ Net Equity based on the long-term interest rate (TJLP) in effect for the year.

b.3) Reserve for capital increase: 20% of the net income for the year limited to 20% of the capital stock.

b.4) Reserve for expansion: destination of the remaining income, based on the budgeted CAPEX.

Proposed distribution of net income by the Management and composition of reserve balances:

	Limit over Capital Stock (%)	Income Appropriation		Balance of Reserves
		2004	2003	2004	2003
Interest on shareholders’ equity	—	76,005	36,000	—	—
Dividends	—	12,681	—	—	—
Legal Reserve	20%	14,320	6,433	39,276	24,956
Reserve for capital increase	20%	57,282	25,733	85,917	28,635
Reserve for expansion	80%	126,122	60,497	357,928	231,806
Treasury shares	—	—	—	(815)	(815)
		286,410	128,663	482,306	284,582

c)                                      Composition of the capital stock

The position of the controlling shareholders who are part of the Shareholders’ Agreement and/or are holders of more than 5% of the voting capital as of December 31, 2004, is as follows:

	Common shares	(%)	Preferred shares	(%)
PREVI – Caixa Prev. Func. Bco Brasil	2,865,315	18.52	3,972,428	13.61
Fund. Telebrás Seg. Social – SISTEL	2,766,917	17.88	134,689	0.46
PETROS – Fund. Petrobrás Seg. Soc.	2,255,562	14.58	2,706,761	9.28
FAPES (Fund. Assist. Prev. Soc.) - BNDES	2,040,984	13.19	651,361	2.23
Weg S.A. (*)	1,566,862	10.13	1,768,172	6.06
REAL GRANDEZA Fundação de A.P.A.S.	1,579,469	10.21	—	—
Bradesco Vida e Previdência S.A. (*)	1,156,411	7.47	—	—
VALIA – Fund. Vale do Rio Doce	303,609	1.96	1,544,786	5.29
Previ – Banerj	514,805	3.33	151,060	0.52
	15,049,934	97.27	10,929,257	37.45
Other	422,023	2.73	18,251,170	62.55
	15,471,957	100.00	29,180,427	100.00

(*)  Shareholders who are not part of the shareholders agreement.

In the Agreement signed on October 25, 1994 between shareholders who detain 79.67% of the common shares and 31.39% of the total shares outstanding of the Company, they have agreed to  consult with each other in advance about exercising their voting rights.

The Extraordinary General Meeting held on December 17, 2002 approved “tag along” rights which grant to preferred shares the right to be included in the public offer for disposal of the controlling shareholding, assuring them the minimum price of 80% of the amount paid per share with voting rights that compose the controlling block.

d)                                     Dividends and shareholders’ rights

Preferred shares have priority in any repayment of capital, in case the Company is liquidated, but do not have voting rights. All shares are entitled to a minimum dividend of 25% of net income, adjusted according to the legislation. If the Company does not distribute the minimum dividend of 25% of net income to the shareholders, the preferred shares are entitled to a minimum cumulative dividend of R$0.001 per block of thousand shares.

e)                                      Reconciliation of shareholders’ equity and the results for the year

The difference between the Parent Company and Consolidated refers to the elimination of unrealized profit in operations with the subsidiaries in the amount of R$2,186 (R$11,395 as of December 31, 2003) in shareholders’ equity and R$9,209 (R$5.116 as of December 31, 2003) in the operating results for the year.

15.                               FINANCIAL INSTRUMENTS - CONSOLIDATED

The Perdigão Companies have transactions involving financial instruments, exclusively related to their activities, the purpose of which is to reduce the exposure of their operating assets and liabilities to market, currency and interest rate risks. As of December 31, 2004 the balances of these financial assets and liabilities were represented as follows:

	Book Value	Market Value
Cash and short and long-term investments	407,078	415,066
Trade accounts receivable	244,674	244,674
Investments	488	488
Loans, financing and debentures	(866,955)	(866,955)
SWAP Contracts	(29,258)	(29,274)
Suppliers	(327,128)	(327,128)
	(571,101)	(563,129)

a)                                      Credit Risks: Regarding its customers, subsidiary Perdigão Agroindustrial S.A. uses selection procedures and performs analyses for setting credit limits, maintaining suitable provision to minimize possible losses.

b)                                     Price Risk: Trade accounts payable includes cereal received on a “price to set basis”, which in accordance with the usual practices of the corn and soybean markets, are determined at the time of use or setting of prices. As of December 31, 2004 they were stated at market value.

c)                                      Exchange Risks: The market values of financial assets and liabilities do not differ significantly from the book values, to the extent they were agreed and recorded at rates and conditions practiced in the market for operations of similar nature, risk and terms. In the case of swap contracts, the market value was obtained based on the market Forward Interest Rate Structure (ETTJ) for the various currencies and their exchange rates bringing forward the cash flow for the operations.

In order to reduce the risk that the cash funds of the Company are not sufficient to pay for the liabilities in dollar, in case of a devaluation above the percentages assessed for the last few years, the Company has entered Swap contracts with various banks.

Assets and liabilities denominated or indexed in Foreign Currency are:

	2004	2003
Cash and short-term and long-term investments	231,017	144,075
Swap contracts	209,157	496,398
Loans and Financing	(424,551)	(744,943)
Other assets and liabilities	22,642	65,414
	38,265	(39,056)

16.                               FINANCIAL INCOME (EXPENSES), NET – CONSOLIDATED

	2004	2003
Interest expenses	(189.810)	(234.340)
Interest income	94.124	96.533
Foreign exchange gain (loss) – net	33.255	33.777
CPMF (tax on bank accounts transactions)	(21.443)	(19.447)
Other income (expenses)	(7.912)	(11.921)
	(91.786)	(135.398)

17.                               CASH FLOWS

	Company		Consolidated
	2004	2003	2004	2003
Cash flows from operations:
Net income for the year	286,410	128,663	295,619	123,547
Depreciation, amortization and depletion	—	—	105,271	98,667
Long-Term net financial charges	—	—	22,278	19,302
Equity pick-up	(284,754)	(130,412)	—	—
Gain (loss) on permanent asset disposals	—	—	904	3,764
Changes in working capital
Trade accounts receivable	—	—	(91,664)	44,510
Inventories	—	—	100,273	(86,625)
Trade accounts payable	3	2	3,648	44,873
Other receivables and payables	7,713	1,766	31,372	(54,030)
Cash provided by (used in) operations	9,372	19	467,701	194,008
Cash flows from investing activities:
Short and long-term cash investments	—	—	224,379	249,783
Additions to permanent assets	—	(4)	(129,906)	(87,348)
Disposal of permanent assets	—	—	15,796	6,460
Interest on shareholders’ equity received	73,100	—	—	—
Cash provided by (used in) investing activities	73,100	(4)	110,269	168,895

Cash flows from financing activities:
Loans, financing and debentures	—	—	(494,117)	(402,902)
Interest on shareholders’ equity paid	(82,459)	—	(82,459)	—
Cash (applied) in financing activities	(82,459)	—	(576,576)	(402,902)
Net increase (decrease)	13	15	1,394	(39,999)
Cash available:
At the beginning of the year	48	33	10,955	50,954
At the end of the year	61	48	12,349	10,955
Increase (decrease) in cash	13	15	1,394	(39,999)

18.                               TRANSACTIONS WITH RELATED PARTIES

The main transactions between the Company and related parties that were eliminated from these consolidated financial statements are represented by loans with subsidiary Perdigão Agroindustrial S.A. and have been made at usual market conditions and terms as follows: Loan of R$1,728 (R$5,409 as of December 31, 2003); Income R$6,081 (R$6,391 as of December 31, 2003); Expenses R$16 (R$7 as of December 31, 2003).

19.                               INSURANCE COVERAGE - CONSOLIDATED

The main insurance coverage in effect, considered sufficient to cover possible losses, is as follows: a) named risks, comprising fire, windstorm, lightning, loss of profit, among other risks, on property, plant and equipment and inventories, in the amount of R$1,320,892, b) domestic and international transportation, for which the amounts are calculated based on the registered cargo, and (c) other coverage, including valuables, civil liability and vehicles.

20.                               MANAGEMENT AND EMPLOYEES PROFIT SHARING

Subsidiary Perdigão Agroindustrial S.A. entered a Collective Agreement with the unions of the main categories for Profit Sharing for all its employees, observing performance indicators previously negotiated, including generation of value (MVP – Perdigão Added Value), for the executive levels.

Management profit sharing complies with the provisions of the Bylaws and approval of the Board of Directors.

21.                               SUPPLEMENTAL RETIREMENT PLAN

Perdigão – Sociedade de Previdência Privada (a private pension fund), was organized in April 1997; it is sponsored by Perdigão Agroindustrial S.A., and its purpose is to supplement the official retirement benefits for the employees of the Perdigão Companies.

The plan is a defined-contribution type plan, therefore, the actuarial method used for determination of benefit levels is that of capitalization of the contributions. As of December 31,  2004 the plan had19,686 (20,613 as of December 31, 2003) participants and net assets of R$65,402 (R$48,930 as of December 31, 2003). The sponsor contributed R$4,730 for the year (R$4,061 as of December 31, 2003), of which R$4.202 relate to the basic contribution (R$3,555 as of December 31, 2003) and R$528 for past service (R$506 as of December 31,  2003). Current balance of the commitment undertaken at the beginning of the plan arising from past services on behalf of beneficiaries is R$6,667 (R$6,748 as of December 31, 2003), adjusted by the general price index (IGP-DI). This amount shall be paid in the maximum period of 20 years as from the date of the beginning of the plan.

The assets of the plan consist of fixed and variable income funds, shares, debentures and other securities, totaling R$65,398 (R$49,015 as of December 31, 2003).

The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries, in accordance with the regulations in force.

In addition to the supplemental retirement plan, the Company offers to its employees at the time of their retirement, other benefits as health care plans for a maximum period of four years and permanent life insurance.

BOARD OF DIRECTORS

Chairman	Eggon João da Silva
Vice-Chairman	Francisco Ferreira Alexandre
Board Members	Adézio de Almeida Lima
Wilson Carlos Duarte Delfino
Francisco de Oliveira Filho
Jaime Hugo Patalano
Luís Carlos Fernandes Afonso

FISCAL COUNCIL	Gerd Edgar Baumer
Luciano Carvalho Ventura
Vanderlei Martins
Almir de Souza Carvalho
Marcos Antonio Carvalho Gomes

EXECUTIVE BOARD

Chief Executive Officer	Nildemar Secches
Chief Sales Officer	João Rozário da Silva
Chief Financial Officer	Wang Wei Chang
Chief Operating Officer	Paulo Ernani de Oliveira
Business Development Director	Nelson Vas Hacklauer
Supply Chain Director	Wlademir Paravisi

Itacir Francisco Piccoli
Accountant – CRC –1SC005856/O-0 S - SP